Stacie S. Aarestad

+1 617 239 0314

fax +1 866 955 8599

saarestad@edwardswildman.com

December 21, 2011

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Christian Windsor, Special Counsel

Re:	NewStar Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 3, 2011 Form 8-K
Filed May 13, 2011
File No. 001-33211

Dear Mr. Windsor:

On behalf of NewStar Financial, Inc. (“NewStar” or the “Company”), please find below response to the comments provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated November 22, 2011 (the “Letter”), relating to NewStar’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), Form 10-Q for the period ended September 30, 2011 (the “Form 10-Q”), Form 8-K filed May 13, 2011 (the “Form 8-K,” collectively with the Form 10-K and the Form 10-Q, the “Reports”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

BOSTON • CHICAGO • FT LAUDERDALE • HARTFORD • LONDON • LOS ANGELES • MADISON NJ • NEW YORK • NEWPORT BEACH

PROVIDENCE • STAMFORD • TOKYO • WASHINGTON DC • WEST PALM BEACH • HONG KONG (associated office)

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December 21, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008, page 31

1.	We note your disclosure on page 73 that the unpaid principal balance of impaired loans exceeded the recorded investment in impaired loans by approximately $81.6 million at December 31, 2010. This disclosure appears to imply that you record partial charge-offs. Please provide us with, and revise future filings to disclose, the amount of partial charge-offs recorded during each period presented as well as the impact of these partial charge-offs on the credit quality metrics disclosed beginning on page 31 and elsewhere throughout your document. For example, discuss how recording partial charge-offs lowers your allowance for loan losses as a percentage of total loans and your allowance for loan losses as a percentage of non-performing loans as compared to if you recorded specific reserves.

RESPONSE:

During the years ended December 31, 2010 and 2009 the Company recorded partial charge-offs of $62.7 million and $72.6 million, respectively as presented in the rollforward of the activity in the allowance for loan losses in Note 4 of the financial statements included in the Form 10-K. The Company’s general policy is to record a specific allowance for an impaired loan with any partial charge-off of such loan occurring in a subsequent period. The Company may record the initial specific allowance related to an impaired loan in the same period as it records a partial charge-off in certain circumstances such as if the terms of a restructured loan are finalized during that period. As stated in Note 2 of the financial statements included in the Form 10-K, when a loan is determined to be uncollectible, the specific allowance is charged off, and reduces the loan gross investment in the loan.

While charge-offs have no net impact on the carrying value of net loans, charge-offs lower the level of the allowance for loan losses; and, as a result, reduces the percentage of allowance for loans to total loans, and the percentage of allowance for loan losses to non-performing loans.

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December 21, 2011

We will include in our future filings similar discussion as that presented above regarding partial charge-offs.

Item 8. Financial Statements and Supplementary Data, page 58

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - Provision and Allowance for Credit Losses, page 67

2.	Please provide us with, and revise your disclosure in future filings to include, an enhanced discussion of whether and if so, how you consider historical loss information when collectively evaluating loans for impairment. Discuss the historical periods specifically considered in your analysis and provide additional granularity regarding any adjustments made to historical losses. If applicable, also discuss any adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that formed the basis for such adjustments.

RESPONSE:

On at least a quarterly basis, loans are internally risk-rated based on individual credit criteria. Considerations include loan type, loan structure, borrower industry, level of anticipated sponsor support, borrower’s historical and expected results of operations and payment capacity, location and quality of collateral, if any. Borrowers provide the Company with financial information on either a monthly or quarterly basis. Ratings corresponding with expected default rates and loss severities are dynamically updated to reflect any changes in specific borrower condition or profile.

3.	We note your disclosure that during 2010, the company refined its allowance for credit losses methodology regarding commercial real estate. Please provide us with, and revise your disclosure in future filings to include, an expanded discussion of this refinement, including the rationale for the change and quantification of the impact on the allowance for credit losses.

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December 21, 2011

RESPONSE:

The Company periodically reviews its allowance for credit loss methodology to assess any necessary adjustments based upon changing economic and capital market conditions. In response to deteriorating commercial real estate market conditions during 2009, the Company adjusted its allowance for credit losses methodology regarding commercial real estate loans to reflect:

•	lack of liquidity in commercial real estate debt and equity capital markets;

•	lack of transaction activity to provide visibility of underlying asset values; and

•	a general decline in property values

that had increased the probability of default for borrowers with high loan to value ratios.

The principal modification made during 2009 included the introduction of a stress multiplier to the allowance for loan losses methodology, which was designed to capture default characteristics that are difficult to quantify when market conditions cause underlying commercial real estate values to decline. The stress multiplier is based on the expectation that a loan’s default rate will increase as the loan to value ratio increases. The Company reviewed its commercial real estate loan portfolio, and applied the stress multiplier to all commercial real estate loans where the borrower’s loan to value ratio exceeded a specific threshold. The stress multiplier was tiered and stepped up in specified increments as the loan-to-value ratio increased.

During the third quarter of 2010, the Company recognized the need to adjust this methodology to reflect more stable macroeconomic conditions, improvements in capital market liquidity, greater visibility on the economy and underlying asset values, as well as evidence of property price stabilization. The Company refined its approach for commercial real estate loans at this time primarily through three updates to the existing framework. First, it calibrated the stress multipliers across all loan-to-value tiers to reflect increased depth in the financing markets compared to what was available in 2009. Second, the category of credits on which the stress multipliers were applied was changed to credits with a weaker risk profile in addition to loan-to-value ratios in excess of the specified threshold, which remained unchanged. Last, estimates of loss upon a default were amended to reflect the results of an updated internal loss and recovery analysis. The impact of these modifications was a decrease in the commercial real estate allowance for loan losses of approximately 20 basis points.

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December 21, 2011

We will include in our future filings similar discussion as that presented above regarding the refinement of our allowance for credit losses.

4.	Please tell us, and revise future filings to explicitly disclose, your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

RESPONSE:

The Company internally risk rates loans based on individual credit criteria on at least a quarterly basis. Borrowers provide the Company with financial information on either a quarterly or monthly basis. Loan ratings as well as identification of impaired loans are dynamically updated to reflect changes in borrower condition or profile. A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due to it according to the contractual terms of the loan agreement. Impaired loans include all nonaccrual loans, loans with partial charge-offs and loans which are Troubled Debt Restructurings.

We will include in our future filings similar discussion as that presented above regarding our policy for determining which loans are individually assessed for impairment.

Note 3. Acquisition, page 71

5.	We note that you recognized a gain of $5.6 million in connection with your acquisition of Core Business Credit, LLC in November 2010. Given the significance of this gain to your 2010 net income before taxes, please provide us with a discussion of the process followed to determine the fair value marks of the acquired assets and liabilities, and a purchase price allocation table explaining how the gain amount was determined.

RESPONSE:

On November 1, 2010, NewStar acquired CORE Business Credit, LLC (“CORE”) the asset-based lending business of CORE Financial Holdings, LLC. The purchase price was approximately $25 million in cash, or approximately $22 million net of acquired cash. The Company recognized a gain of $5.6 million in connection with the acquisition based upon

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December 21, 2011

the difference of the fair value of the $75.2 million of assets acquired, net of the fair value $44.2 million of liabilities assumed and the $25.3 million purchase price.

As a result of the acquisition, NewStar acquired a loan portfolio comprised principally of revolving asset-based loans with credit commitments totaling approximately $160 million and outstanding balances of approximately $73 million as of closing. NewStar also retained CORE’s origination, underwriting, account management and operations staff to manage and grow the asset-based loan portfolio.

Accounting implications:

In accordance with ASC 805 Business combinations, NewStar’s management determined the fair value of all assets and liabilities acquired based upon the balance sheet of CORE as of October 31, 2010 (the “CORE Balance Sheet”). The Company assessed whether it had identified all assets acquired and liabilities assumed before recognizing a gain on the bargain purchase. Management then made the following adjustments to the assets and liabilities presented on the CORE Balance Sheet when recording the opening balance sheet.

Cash and Restricted Cash – No adjustments were made to the cash balance as book value approximated its fair market value.

Accrued Interest and Fees Receivable – No adjustments were made to the accrued interest receivable balance as book value approximated its fair market value.

Loans – Management determined and recorded all of the outstanding loans at their fair market value as of the November 1, 2010 acquisition date. The fair value of loans was determined using market participant assumptions to estimate both the amount and timing of principal and interest cash flows expected to be collected on the loans and then applying a market based discount rate to those loans. Management recorded a non-accretable discount against two of the loans in the amount of $1.7 million and an accretable discount of $94 thousand on the remaining loans. The fair value of loans was less than the carrying value of loans net of allowance for loan losses.

Fixed and Other Assets – Management determined the fair market value of fixed and other assets approximated book value and did not make any adjustments to the balance. Management only recorded the fixed assets that would provide a future economic benefit to the Company.

Accrued Interest and Fees Payable – In conjunction with the acquisition of CORE, NewStar entered into a credit agreement with DZ Bank AG Deutsche Zentral-Genossenschaftsbank

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Frankfurt am Main (“DZ Bank”) and U.S. Bank National Association (the “DZ Facility”). The accrued interest and fees payable on the DZ Facility were recorded at book value as it approximated its fair market value.

Accounts Payable and Other Liabilities – Accounts payable and other liabilities were recorded at book value as it approximated its fair market value.

Borrowings – At the date of acquisition, the Company became party to an existing $225 million credit facility with DZ Bank, with an outstanding balance of $38.3 million. Interest on the facility accrues at a variable rate per annum. The fair value of the borrowing approximated its book value given consideration to market participant assumptions, the variable interest rate, and that fact that the facility was renewed concurrent with the acquisition.

Note 4. Loans Held-for-Sale, Loans and Allowance for Credit Losses, page 71

6.	We note you describe each of your loan segments beginning on page 4. Please revise your disclosures in future interim and annual filings, either here or in your accounting policy notes, to provide a similar detailed description of each of your loan segments and any classes of loans within those segments as required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2) for guidance.

RESPONSE:

The Company operates as a single segment and derives its revenues from four national specialized lending groups:

•

Leveraged Finance, which originates, structures and underwrites senior cash flow loans and, to a lesser extent, second lien, and subordinated debt, and equity or other equity-linked products for companies with annual EBITDA typically between $5 million and $50 million;

•

Real Estate, which originates, structures and underwrites first mortgage debt and, to a lesser extent, subordinated debt, primarily to finance acquisitions of commercial real estate properties typically valued between $10 million and $50 million;

•	Business Credit, which originates, structures and underwrites senior asset-based loans for companies with sales typically totaling between $25 million and $500 million; and

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•

Equipment Finance, which originates structures and underwrites leases and lease lines to finance equipment purchases and other capital expenditures typically for companies with annual sales of at least $25 million.

The Company’s loan portfolio consists primarily of loans to small and medium-sized, privately-owned companies, most of which do not publicly report their financial condition. Compared to larger, publicly-traded firms, loans to these types of companies may carry higher inherent risk. The companies that the Company lends to generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks

Borrowers within the Company’s Leveraged Finance and Business Credit groups may be particularly susceptible to economic slowdowns or recessions and, as a result, may be unable to make scheduled payments of interest or principal on their borrowings during these periods. In the Company’s Real Estate group, the recent economic slowdown and recession has led to increased payment defaults on the underlying commercial real estate. Adverse economic conditions also may decrease the estimated value of the collateral, particularly real estate, securing some of the Company’s loans or other debt products.

We will include in our future filings similar discussion as that presented above regarding our lending groups.

7.	Please revise future filings to disclose the recorded investment in nonaccrual financing receivables by class in accordance with ASC 310-10-50-7(a).

RESPONSE:

We will include in our future filings similar discussion as that presented below regarding our investment in nonaccrual loans by class.

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December 21, 2011

As of December 31, 2011 ($ in thousands)	Recorded Investment in nonaccrual loans
Leveraged Finance	$	xxx
Real Estate		xxx
Business Credit		xxx

Total	$	xxx

8.	We note your disclosure on page 67 describing certain internal risk-ratings used in determining the allowance for loan losses. Please provide us with, and revise future filings to include, a more robust discussion of these credit quality indicators as well as the recorded investment in financing receivables by credit quality indicator. For any internal risk ratings, provide qualitative information on how those internal risk ratings relate to the likelihood of loss. Refer to ASC 310-10-50-29 and 30.

RESPONSE:

The Company utilizes a number of analytical tools for the purpose of estimating probability of default and loss given default which vary between its four specialized lending groups. The quantitative models employed by the Company in its Leveraged Finance and Equipment Finance businesses utilize Moody’s KMV RiskCalc credit risk model in combination with a proprietary qualitative model, which generates a rating that maps to a probability of default. Real Estate utilizes a proprietary model that has been developed to capture risk characteristics unique to the lending activities in that line of business. The model produces an obligor risk rating which corresponds to a probability of default and also produces a loss given default. In each case, the probability of default and the loss given default are used to calculate an expected loss for those lending groups. Due to the nature of its borrowers and the structure of its loans, Business Credit utilizes a proprietary model that produces a rating that corresponds to an expected loss, without calculating a probability of default and loss given default. In each lending group, expected loss is the primary component in the formulaic calculation of general reserves attributable to a given loan.

Loans and leases that are rated at or below a specified threshold are typically classified as “Pass”, and loans and leases rated above that threshold are typically classified as “Criticized”, a characterization that would apply to impaired loans, including Troubled Debt Restructurings. As of December 31, 2010, $336.5 million of the Company’s loans were classified as “Criticized”, including $309.7 million of the Company’s impaired loans, and $1.4 billion were classified as “Pass”.

When the Company rates a loan above a further threshold, the loan will typically be placed on non-accrual and the Company will establish a specific allowance. If the asset deteriorates further, the specific allowance may increase, and ultimately may result in a loss and charge-off.

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A Troubled Debt Restructuring that performs in accordance with the terms of the restructuring may improve in terms of its risk profile over time. While the concessions in terms of pricing or amortization will not have been reversed and further amended to “market” levels, the financial condition of the Borrower may improve over time to the point where the rating improves from the “Substandard” classification that was appropriate immediately prior to, or at, restructuring.

We will include in our future filings similar discussion as that presented above regarding our credit quality indicators.

9.	We note your disclosure on page 73 of the December 31, 2010 Form 10-K and page 10 of the September 30, 2011 Form 10-Q that you had $257.7 million and $269.5 million, respectively, of restructured loans classified as troubled debt restructurings. Given the fact that these loans represent approximately 77.2% of your impaired loans and 15.1% of your gross loan portfolio at September 30, 2011, please provide us with, and revise future filings to clearly and comprehensively discuss, the following:

•	How you identify loans to be restructured;

•

Quantification of the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and a qualitative and quantitative discussion of your success with the different types of concessions;

•

The total amount of troubled debt restructurings at December 31, 2010 and September 30, 2011 by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end;

•	How you measure impairment on your TDRs;

•

For your troubled debt restructurings that accrue interest at the time the loan is restructured, whether you generally charge-off a portion of the loan. If you do, please address how you consider this fact in determining whether the loan should accrue interest;

•	For all troubled debt restructurings that accrue interest at the time the loan is restructured, describe in detail how you determine that the loan has been

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restructured so as to be reasonably assured of repayment and performance according to the modified terms, and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

•

How restructuring of loans impact the timing of the recording of the provisions for impairment. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the loan has largely been reserved for under your normal reserving methodology prior to the modification;

•

How you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status;

•	Your policy for removing loans from TDR classification; and

•

Whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

RESPONSE:

•	How you identify loans to be restructured;

Loans being restructured typically develop adverse performance trends as a result of internal or external factors, the result of which is an inability to comply with the terms of the applicable credit agreement governing their obligations to the Company. In order to mitigate default risk and/or liquidation, assuming that liquidation proceeds are not viewed as a more favorable outcome to the Company and other lenders, we will enter into negotiations with the borrower and its shareholders on the terms of a restructuring.

•

Quantification of the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and a qualitative and quantitative discussion of your success with the different types of concessions;

The Company has made the following types of concessions in the context of a loan restructuring:

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Group 1:

•	extension of principal repayment term

•	principal holidays

•	interest rate adjustments

Group 2:

•	partial charge-offs

•	partial forgiveness

•	conversion of debt to equity

A summary of the types of concessions that the Company made with respect to Troubled Debt Restructurings at September 30, 2011 and December 31, 2010 is provided below:

($ in thousands)	Group I	Group II
September 30, 2011	$269,529	$222,452
December 31, 2011	$222,641	$194,218

A loan may be included in more than one type of restructuring.

For the nine months ended September 30, 2011, the Company had partial charge-offs totaling $6.5 million. As of September 30, 2011, the Company had not removed the Troubled Debt Restructuring classification from any loan previously identified as such:

•

The total amount of troubled debt restructurings at December 31, 2010 and September 30, 2011 by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end;

The following sets forth a breakdown of troubled debt restructurings at December 31, 2010 and September 30, 2011:

As of September 30, 2011	Accrual Status				For the 9 months
($ in thousands) Loan Type	Accruing	Nonaccrual	Impaired Balance	Specific Allowance	Charged-off
Leveraged Finance	$167,902	$73,566	$241,468	$38,249	$6,518
Real Estate	23,588	4,473	28,061	4,191	—
Business Credit	—	—	—	—	—

Total	$191,490	$78,039	$269,529	$42,440	$6,518

As of December 31, 2010	Accrual Status				For the year
($ in thousands) Loan Type	Accruing	Nonaccrual	Impaired Balance	Specific Allowance	Charged-off
Leveraged Finance	$118,127	$76,707	$194,834	$21,679	$35,393
Real Estate	23,317	4,490	27,807	3,988	5,378
Business Credit	—	—	—	—	—

Total	$141,444	$81,197	$222,641	$25,667	$40,771

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•	How you measure impairment on your TDRs;

We measure TDRs similarly to how we measure all loans for impairment. We perform a discounted cash flow analysis on cash flow dependent loans and we assess the underlying collateral value less reasonable costs of sale for collateral dependent loans.

•

For your troubled debt restructurings that accrue interest at the time the loan is restructured, whether you generally charge-off a portion of the loan. If you do, please address how you consider this fact in determining whether the loan should accrue interest;

Management analyzes the projected performance of the borrower to determine if it has the ability to service principal and interest based on the terms of the restructuring. If a charge-off is taken on a restructured loan, interest will typically move to a “cash basis” where it is taken into income only upon receipt or be placed on nonaccrual.

•

For all troubled debt restructurings that accrue interest at the time the loan is restructured, describe in detail how you determine that the loan has been restructured so as to be reasonably assured of repayment and performance according to the modified terms, and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

When restructuring a loan, the Company undertakes an extensive diligence process which typically includes (i) construction of a financial model that runs through the tenor of the restructuring term, (ii) meetings with management of the borrower, (iii) engagement of third party consultants and (iv) internal analysis. Once a restructuring proposal is developed, it is subject to approval by both the Company’s Underwriting Committee and the Company’s Investment Committee.

•

How restructuring of loans impact the timing of the recording of the provisions for impairment. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the loan has largely been reserved for under your normal reserving methodology prior to the modification;

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Typically a loan has had a specific allowance established for it in a period prior to it becoming a TDR. Additionally, at the time of a restructuring and quarterly thereafter, an impairment analysis is undertaken to determine the level of impairment on the loan.

•

How you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status;

Loans will typically not be returned to accrual status until at least six months of contractual payments have been made in a timely manner.

•	Your policy for removing loans from TDR classification; and

Loans will only be removed from TDR classification upon the refinancing of outstanding obligations on terms which are determined to be “market” in all material respects, or upon full payoff of the loan.

•

Whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

We did modify loans that were not determined to be a TDR. Where a loan is modified or restructured but loan terms are considered market and no concessions were given on the loan terms, including price, principal amortization or obligation, or other restrictive covenants, a loan will not be classified as a TDR.

We will include in our future filings similar discussion as that presented above regarding troubled debt restructurings.

Part III

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed April 11, 2011), page 104

10.	Future filings should elaborate to a greater extent on the role of Mr. Conway in determining compensation and his input during the crafting of compensation packages. Refer to Item 402(b)(2)(xv).

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RESPONSE:

We acknowledge the Staff’s comment and the requirements of Item 402(b)(2)(xv) of Regulation S-K regarding the Chief Executive Officer’s role in determining executive compensation. In future filings we will provide additional disclosure regarding the role that Mr. Conway has in determining executive compensation and in crafting executive compensation packages.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated by reference to the definitive proxy statement filed April 11, 2011), page 104

11.	Consistent with Item 403 of Regulation S-K, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Capital Z Partners, Ltd. and Capital Z Partners III GP, Ltd., J.P. Morgan Corsair II Capital Partners, L.P., Swiss Reinsurance Company and The Northwestern Mutual Life Insurance Company.

RESPONSE:

The Company has identified the following as the natural persons who exercise sole or shared voting and/or dispositive powers over the Company’s securities held by the following entities:

Robert Spass and Bradley E. Cooper are the natural persons who exercise sole or shared voting and/or dispositive powers over the Company’s securities held by Capital Z Partners, Ltd. and Capital Z Partners III GP, Ltd. The address of each of these individuals is c/o Capital Z Partners L.P. 230 Park Avenue South, New York, NY 10003.

Nicholas B. Paumgarten, the Chairman of Corsair Capital LLC, is the natural person who exercises sole or shared voting and/or dispositive powers over the Company’s securities held by J.P. Morgan Corsair II Capital Partners, L.P. Mr. Paumgarten’s address is c/o Corsair Capital LLC, 717 Fifth Avenue, New York, NY 10022.

We acknowledge the Staff’s comment with respect to natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Swiss Reinsurance Company (“Swiss Re”) and The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), but respectfully advise the Staff of the following:

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•

The disclosure responsive to Item 403 of Regulation S-K (“Item 403”) included in the Company’s definitive proxy statement with respect to Swiss Re and Northwestern Mutual were based upon the information provided by Swiss Re and Northwestern Mutual in the Schedule 13G filed by Swiss Re on January 18, 2008 and the Schedule 13G filed by Northwestern Mutual on February 6, 2007 (collectively, the “Schedule 13G information”).

•

Instruction 3 to Item 403 of Regulation S-K (“Instruction 3”) allows an issuer to, “rely upon information set forth in any statements filed with the Commission pursuant to 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) unless the registrant knows or has reason to believe that such information is not complete or accurate.”

•

The Company, in reliance on Instruction 3, included the Schedule 13G information in its definitive proxy statement because it did not know or have reason to believe that the Schedule 13G information was incomplete or inaccurate.

•	The Company was not aware that it had an affirmative obligation to verify the accuracy of information that was provided by the filer of a Schedule 13G.

•

The Company also respectfully advises the Staff that it did not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by those entities was required by Item 403 unless such information was specifically stated in the Schedule 13G filed by the stockholder (in which case, the Company would be deemed to know such information pursuant to Instruction 3). Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” Unless specifically stated in Schedule 13G, the Company would not have reason to know of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person had voting or investment power. Accordingly, the Company did not take additional steps prior to the filing of its definitive proxy statement to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by these entities.

•

In the future, if the statements filed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act by the Company’s stockholders who will appear in the table required by Item 403 do not contain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by these entities,

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the Company will affirmatively request such information from the applicable entity. To the extent that the Company is able to obtain such information without unreasonable expense or effort, the Company will disclose such information in its future filings.

•

Following receipt of the Letter, the Company affirmatively contacted Swiss Re to request additional information with respect to the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities and received the following response, “In response to your request, please be informed that Swiss Reinsurance Company Ltd is a wholly owned subsidiary of Swiss Re Ltd. Swiss Re Ltd is listed on the SIX Swiss Exchange and has more than 60,000 shareholders. There is no natural person or group of natural persons acting in concert holding more than 3% of the share capital of Swiss Re Ltd.”

•

Following receipt of the Letter, the Company also affirmatively contacted Northwestern Mutual to request additional information with respect to the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities and did not receive a response that provided the identities of the natural persons exercising voting and dispositive powers over the shares held by Northwestern Mutual.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the definitive proxy statement filed April 11, 2011), page 104

12.	We note your statement in this section that the governance rules of the NASDAQ require you to review transactions and relationships with the company in which your directors or executive officers, any nominee for director, and any of the members of their immediate families have a direct or indirect material interest. Future filings should clarify that in answer to Item 404(a) of Regulation S-K, in addition to the parties you have listed, you are required to describe any transaction in excess of $120,000 in which any person who is the beneficial owner of more than five percent of your voting securities (including their immediate family members), had or will have a direct or indirect material interest. Please confirm your understanding and tell us whether there were any transactions involving anyone that beneficially owned more than five percent of your voting securities that should have been discussed in this section in answer to Item 404(a) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the requirements of Item 404(a) of Regulation S-K regarding related person transactions. In future filings we will clarify that pursuant to Item

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December 21, 2011

404(a) we are required to describe any transaction in excess of $120,000 in which any person who is the beneficial owner of more than five percent of our voting securities (including their immediate family members), had or will have a direct or indirect material interest.

We hereby confirm that we understand the requirements of Item 404(a) of Regulation S-K and that we do review transactions involving any person who is the beneficial owner of more than five percent of our voting securities (including their immediate family members) in the same manner as the transactions involving our directors or executive officers, any nominee for director, and any of the members of their immediate families.

We hereby confirm that we disclosed in our definitive proxy statement filed on April 11, 2011 all transactions and proposed transactions in excess of $120,000 in which any person who was the beneficial owner of more than five percent of our voting securities (including their immediate family members) had or will have a direct or indirect material interest since the beginning of Company’s fiscal year beginning January 1, 2010.

Part IV

Item 15. Exhibits, Financial Statements Schedules

b. Exhibits, page 105

General

13.	We note that on January 25, 2011 you entered into a Note Purchase Agreement with Wells Fargo. We are unable to locate this agreement in the exhibit index to your Form 10-K despite the fact that it appears to be material to your operations. Please file the contract or provide your analysis as to how you determined that the agreement was not a material contract under Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company filed the Note Purchase Agreement, dated as of January 25, 2011, by and among the Company, NewStar Equipment Finance I, LLC, Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC (the “Note Purchase Agreement”) and related Purchase and Sale Agreement, dated as of January 25, 2011, between NewStar Equipment Finance I, LLC as buyer and the Company as originator (the “Purchase and Sale Agreement”) as Exhibits 10.1 and 10.2, respectively, to the Current Report on Form 8-K filed on January 26, 2011 (the “January Form 8-K”). The Note Purchase Agreement and the Purchase and Sale Agreement were included as Exhibits 10(a)(1) and 10(a)(2) to the Company’s Quarterly Report on Form 10-Q for

Securities and Exchange Commission

December 21, 2011

the quarter ended March 31, 2011 (incorporated by reference to the January Form 8-K) pursuant to Item 601(a)(4) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2011

14.	Please revise future filings to disclose all of the information required by ASU 2010-20 in the notes to your financial statements as opposed to your Management’s Discussion and Analysis section.

RESPONSE:

We will include in future filings language similar to below regarding the information required by ASU 2010-20.

A general allowance is provided for loans and leases that are not impaired. The Company employs a variety of internally developed and third-party modeling and estimation tools for measuring credit risk, which are used in developing an allowance for loan and lease losses on outstanding loans and leases. The Company’s allowance framework addresses economic conditions, capital market liquidity and industry circumstances from both a top-down and bottom-up perspective. The Company considers and evaluates changes in economic conditions, credit availability, industry and multiple obligor concentrations in assessing both probabilities of default and loss severities as part of the general component of the allowance for loan and lease losses.

On at least a quarterly basis, loans and leases are internally risk-rated based on individual credit criteria, including loan and lease type, loan and lease structures (including balloon and bullet structures common in the Company’s Leveraged Finance and Real Estate cash flow loans), borrower industry, payment capacity, location and quality of collateral if any (including the Company’s Real Estate loans). Borrowers provide the Company with financial information on either a monthly or quarterly basis. Ratings, corresponding assumed default rates and assumed loss severities are dynamically updated to reflect any changes in borrower condition or profile.

For Leveraged Finance loans, the data set used to construct probabilities of default in its allowance for loan and lease losses model, Moody’s CRD Private Firm Database, primarily contains middle market loans that share attributes similar to the Company’s loans. The Company also considers the quality of the loan or lease terms in determining a loan or lease loss in the event of default.

For Real Estate loans, the Company employs two mechanisms to capture the impact of industry and economic conditions. First, a loan’s risk rating, and thereby its assumed default likelihood, can be adjusted to account for overall commercial real estate market conditions.

Securities and Exchange Commission

December 21, 2011

Second, to the extent that economic or industry trends adversely affect a substandard rated borrower’s loan-to-value ratio enough to impact its repayment ability, the Company applies a stress multiplier to the loan’s probability of default. The multiplier is designed to account for default characteristics that are difficult to quantify when market conditions cause commercial real estate prices to decline.

During 2010, the Company refined its allowance for credit losses methodology regarding commercial real estate. If the Company determines that additional changes in its allowance for credit losses methodology are advisable, as a result of changes in the economic environment or otherwise, the revised allowance methodology may result in higher or lower levels of allowance. Moreover, given uncertain market conditions, actual losses under the Company’s current or any revised allowance methodology may differ materially from the Company’s estimate.

Additionally, when determining the amount of the general allowance, the Company supplements the base amount with a judgmental amount which is governed by a score card system comprised of ten individually weighted risk factors. The risk factors are designed based on those outlined in the Comptrollers of the Currency’s Allowance for Loan and Lease Losses Handbook. The Company also performs a ratio analysis of comparable money center banks, regional banks and finance companies. While the Company does not rely on this peer group comparison to set the level of allowance for credit losses, it does assist management in identifying market trends and serves as an overall reasonableness check on the allowance for credit losses computation. During the first quarter of 2011, we reduced our general allowance for credit losses to reflect improving performance in our non-impaired loan portfolio.

A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based upon (i) the present value of expected future cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price, or (iii) the fair value of the collateral if the loan is collateral dependent, depending on the circumstances and our collection strategy. Impaired loans are identified based on the loan-by-loan risk rating process described above. It is the Company’s policy during the reporting period to record a specific provision for credit losses for all loans for which we have serious doubts as to the ability of the borrowers to comply with the present loan repayment terms.

Form 8-K filed May 13, 2011 Item 5.07

15.	We note that you did not include a discussion of the company’s decision with regard to the frequency of future shareholder votes on executive compensation, as required by Item 5.07(d) of Form 8-K. Please advise us where you have provided the discussion, or amend the 8-K.

Securities and Exchange Commission

December 21, 2011

RESPONSE:

The Form 8-K filed on May 13, 2011 included the discussion with regard to the frequency of future shareholder votes on executive compensation required by Item 5.07(d) of Form 8-K. This discussion, which disclosed the Company’s decision to hold a biennial advisory vote on executive compensation, is excerpted from the Form 8-K and set forth below.

“In light of the voting results with respect to the frequency of future stockholder votes on executive compensation (detailed above under the voting results for Proposal 3), our Board of Directors has determined that we will hold a biennial advisory vote on executive compensation until the next required advisory vote on the frequency of the vote on executive compensation, or until the Board of Directors determines it is in the best interest of the company to hold such vote with different frequency.”

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 239-0314 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Timothy J. Conway

Chief Executive Officer

NewStar Financial, Inc.

Securities and Exchange Commission

December 21, 2011

John K. Bray

Chief Financial Officer

NewStar Financial, Inc.

Jeanette Fritz, Partner

KPMG LLP